Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended March 31, 2013
(millions of dollars)
Interest income - affiliates	$729
Interest expense and related charges	(602)
Income before income taxes and equity in earnings of unconsolidated subsidiary	127
Income tax expense	(47)
Equity in earnings of unconsolidated subsidiaries (net of tax)	280
Net income	$360